UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30475 / April 23, 2013

In the Matter of	:
	:
STETSON CAPITAL FUND LP	:
DAVIS POLK & WARDWELL LLP	:
	:
450 Lexington Avenue	:
New York, NY 10017	:
	:
(813-310)	:
	:

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

Stetson Capital Fund LP and Davis Polk & Wardwell LLP filed an application on October 10, 2000, and amended on January 22, 2004, July 25, 2008, April 10, 2012, December 21, 2012, and April 15, 2013, requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

On March 27, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30438). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Stetson Capital Fund LP and Davis Polk & Wardwell LLP (File No. 813-310), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary